SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated September 25, 2004, relating to the start of production of the Registrant’s 12-inch wafer fab in Beijing.

Exhibit 99.2:	Press release, dated October 15, 2004, announcing a webcast conference call to be held on October 28, 2004 on the Registrant’s third quarter 2004 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: October 19, 2004

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated September 25, 2004, relating to the start of production of the Registrant’s 12-inch wafer fab in Beijing.

Exhibit 99.2:	Press release, dated October 15, 2004, announcing a webcast conference call to be held on October 28, 2004 on the Registrant’s third quarter 2004 results.

Exhibit 99.1

The First 12-inch Wafer Fab in China Mainland Starts Production Successfully

shanghai [2004-09-25]

Beijing, China, September 25, 2004-Semiconductor Manufacturing International Corporation (SMIC), one of leading foundries in the world, held a grand opening ceremony for China’s first 12-inch wafer fab, named Fab 4, which is SMIC’s fifth fab overall and first twelve inch fab in operations. More than 600 guests, including customers, investors, banks, strategic partners, vendors, industry experts and various government representatives, attended the ceremony. Professor Wang Yangyuan, Chairman of Semiconductor Manufacturing International (Beijing) Corporation, and Dr. Richard Chang, SMIC’s President and CEO, expressed their appreciation for the support SMIC has received and summarized SMIC’s achievements since its inception.

Mr. Wang Qi Shan, the mayor of Beijing, and Mr. Lou Qinjian, Vice Minister, the Ministry of Information Industry of the People’s Republic of China, also spoke at the ceremony. Both dignitaries emphasized the significance of SMIC’s Fab 4 to China’s integrated circuit industry and expressed admiration for SMIC’s fast development.

SMIC’s Fab 4 is located at Beijing Economic and Technological Development Area in Beijing. The total land area is 240,000 square meters. The construction area is 180,000 square meters including 18,000 square meters of clean room. The construction of Fab 4 commenced in September 2002 and was completed on schedule. Fab 4 is believed to be the first fab in the world with a rain and sewage reclamation system and is equipped with a power-saving cooling system.

Fab 4 commenced pilot production on July 23rd, 2004. Fab 4 will initially produce high density standard DRAM first with the process of 0.11 micron and 0.10 micron.

After the opening ceremony, Dr. Chang and members of SMIC’s management team met with more than 20 members of the international media. Dr. Chang announced that SMIC had achieved profitability in three consecutive quarters and highlighted certain financial information relating to SMIC’s performance. Dr. Chang indicated that sales increased 259.0% in the first half of 2004 to US$407.9 million, compared with US$113.6 million in the first half of 2003. During the same period, net income increased to US$61.6 million compared with a net loss of US$68.6 million in the first half of 2003. As of August 31, SMIC’s three fabs in Shanghai had reached a total capacity of 90,000 wpm, and SMIC’s fab in Tianjin had reached capacity of 10,000 wpm, while achieving comparable yields to those achieved in SMIC’s Shanghai fabs. With the commencement of production in Fab 4, the total capacity of Fabs 1, 2, 3, 4, and 7 is estimated to reach 125,000 wpm by the end of 2004.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world. As a foundry, SMIC provides integrated circuit (IC) manufacturing at 0.35-micron to

0.10-micron technologies. Established in April 2000, SMIC, a Cayman Islands company, operates three 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, and an 8-inch wafer fabrication facility in Tianjin, China. In addition, SMIC currently operates an 12-inch wafer fabrication facility in Beijing. Also, SMIC-BJ is constructing 2 12-inch wafer fabrication facilities and will extend capability according to the market demand. SMIC’s Fab 1 was named one of two “Top Fabs of the Year 2003” by Semiconductor International, a leading industry publication in May 2003. In addition to IC manufacturing, SMIC provides customers with a full range of services, including design services, mask manufacturing and wafer probe test. For more information, please visit www.smics.com.

Exhibit 99.2

SMIC to Webcast Conference Call on Third Quarter 2004 Results on October 28, 2004

shanghai [2004-10-15]

Shanghai, People’s Republic of China, October 15, 2004

Shanghai, China - October 15, 2004 - SMIC (NYSE: SMI, SEHK: 981) announced that its third quarter 2004 results will be released after the close of trading on the Hong Kong Stock Exchange on Thursday, October 28th, 2004. Following the release, SMIC will host a conference call at 8:00 p.m. Shanghai time. The call will be webcast live with audio at www.smics.com. Those without internet access may participate in the conference call by dialing the following numbers: U.S. 1-617-847-8711 (Passcode: SMIC) or HK 852-3002-1672 (Passcode: SMIC).

Chairman, Chief Executive Officer, and President Dr. Richard Chang, Chief Financial Officer Jenny Wang, and IR Deputy Director Jimmy Lai will discuss the company’s third quarter results and take questions from investors.

The live audio webcast will be archived for replay on SMIC’s website at www.smics.com.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In addition, SMIC recently commenced pilot production at its 12-inch wafer fabrication facility in Beijing. SMIC maintains customer service and marketing offices in the U.S., Europe, and Japan. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, and ISO14001 certifications. For more information, please visit www.smics.com.

Contacts

Jimmy Lai

Investor Relations Department

Tel: 86-21-5080-2000 ext. 16088

Fax: 86-21-5080-3619

Jimmy_Lai@smics.com

Calvin Lau

Investor Relations Department

Tel: 86-21-5080-2000 ext. 16693

Fax: 86-21-5080-3619

Calvin_Lau@smics.com

Evonne Hwang

Investor Relations Department

Tel: 86-21-5080-2000 ext. 16275

Fax: 86-21-5080-3619

Evonne_Hwang@smics.com